Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income per Share (Unaudited)

For the Three Months Ended March 31, 2009 and 2008

(Amounts in thousands, except per share data)

	Three Months Ended March 31,
	2009	2008
Basic - assumes no dilution:

Net income	$13,431	$14,256
Weighted average number of common shares outstanding during the period	39,164	41,055

Net income per share – basic	$0.34	$0.35

Diluted - assumes full dilution:

Net income	$13,431	$14,256

Weighted average number of common shares outstanding during the period	39,164	41,055
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	20	60
Common stock units related to Deferred Equity Compensation Plan for Directors	179	213
Common stock units related to Deferred Compensation Plan for Employees	195	220
Restricted common stock units related to Incentive Compensation Plan -	827	598

Total common and common equivalent shares adjusted to calculate diluted earnings per share	40,385	42,146

Net income per share – diluted	$0.33	$0.34